================================================================================


                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                                  SCHEDULE 13D/A
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (Amendment No. 2)

                              TRITON ENERGY LIMITED
                                (Name of Issuer)



                 COMMON STOCK (ORDINARY SHARES), $0.01 PAR VALUE
                         (Title of Class of Securities)



                                    G90751101
                                 (CUSIP NUMBER)



                             LAWRENCE D. STUART, JR.
                                HM4 TRITON, L.P.
                   C/O HICKS, MUSE, TATE & FURST INCORPORATED
                               200 CRESCENT COURT
                                   SUITE 1600
                               DALLAS, TEXAS 75201
                                 (214) 740-7300

       (Name, Address and Telephone Number of Person Authorized to Receive
                           Notices and Communications)


                                    Copy to:

                               MICHAEL D. WORTLEY
                             VINSON & ELKINS L.L.P.
                            3700 TRAMMELL CROW CENTER
                                2001 ROSS AVENUE
                               DALLAS, TEXAS 75201
                                 (214) 220-7732

                               OCTOBER 23, 1998
     (Date of Event which Requires Filing of this Statement on Schedule 13D)

================================================================================

CUSIP NO. G90751101              Schedule 13D/A                     Page 2 of 9

----------------------------------------------------------------------------------------------------------------------
           1            Name of Reporting Person, S.S. or I.R.S. Identification No. of
                        Above Person

                                                 HM4 Triton, L.P.
----------------------------------------------------------------------------------------------------------------------
           2            Check the appropriate box if a member of a group                                       (a) [ ]
                                                                                                               (b) [ ]
----------------------------------------------------------------------------------------------------------------------
           3            SEC Use Only

----------------------------------------------------------------------------------------------------------------------
           4            Source of Funds
                                                      WC, BK
----------------------------------------------------------------------------------------------------------------------
           5            Check Box if Disclosure of Legal Proceedings is Required                                   [ ]
                        Pursuant to Items 2(d) or 2(e)
----------------------------------------------------------------------------------------------------------------------
           6            Citizenship or Place of Organization
                                                  Cayman Islands
                        ----------------------------------------------------------------------------------------------
Number of Shares        7    Sole Voting Power
                                                         0
                        ----------------------------------------------------------------------------------------------
Beneficially            8    Shared Voting Power
Owned                                                8,533,500
                        ----------------------------------------------------------------------------------------------
by Each Reporting       9    Sole Dispositive Power
                                                         0
                        ----------------------------------------------------------------------------------------------
Person With             10   Shared Dispositive Power
                                                     8,533,500
----------------------------------------------------------------------------------------------------------------------
          11            Aggregate Amount Beneficially Owned by Each Reporting
                        Person
                                                     8,533,500
----------------------------------------------------------------------------------------------------------------------
          12            Check Box if the Aggregate Amount in Row (11) Excludes                                     [ ]
                        Certain Shares
----------------------------------------------------------------------------------------------------------------------
          13            Percent of Class Represented by Amount in Row (11)
                                                       19.4%
----------------------------------------------------------------------------------------------------------------------
          14            Type of Reporting Person
                                                        PN
----------------------------------------------------------------------------------------------------------------------

CUSIP NO. G90751101                Schedule 13D/A                   Page 3 of 9

----------------------------------------------------------------------------------------------------------------------
           1            Name of Reporting Person, S.S. or I.R.S. Identification No. of
                        Above Person

                                           HM4/GP Partners Cayman, L.P.
----------------------------------------------------------------------------------------------------------------------
           2            Check the appropriate box if a member of a group                                       (a) [ ]
                                                                                                               (b) [ ]
----------------------------------------------------------------------------------------------------------------------
           3            SEC Use Only

----------------------------------------------------------------------------------------------------------------------
           4            Source of Funds
                                                        WC
----------------------------------------------------------------------------------------------------------------------
           5            Check Box if Disclosure of Legal Proceedings is Required                                   [ ]
                        Pursuant to Items 2(d) or 2(e)
----------------------------------------------------------------------------------------------------------------------
           6            Citizenship or Place of Organization
                                                  Cayman Islands
----------------------------------------------------------------------------------------------------------------------
Number of Shares        7     Sole Voting Power
                                                         0
                        ----------------------------------------------------------------------------------------------
Beneficially            8     Shared Voting Power
Owned                                                8,533,500
                        ----------------------------------------------------------------------------------------------
by Each Reporting       9     Sole Dispositive Power
                                                         0
                        ----------------------------------------------------------------------------------------------
Person With             10    Shared Dispositive Power
                                                     8,533,500
----------------------------------------------------------------------------------------------------------------------
          11            Aggregate Amount Beneficially Owned by Each Reporting
                        Person
                                                     8,533,500
----------------------------------------------------------------------------------------------------------------------
          12            Check Box if the Aggregate Amount in Row (11) Excludes                                     [ ]
                        Certain Shares
----------------------------------------------------------------------------------------------------------------------
          13            Percent of Class Represented by Amount in Row (11)
                                                       19.4%
----------------------------------------------------------------------------------------------------------------------
          14            Type of Reporting Person
                                                        PN
----------------------------------------------------------------------------------------------------------------------

CUSIP NO. G90751101              Schedule 13D/A                     Page 4 of 9

----------------------------------------------------------------------------------------------------------------------
           1            Name of Reporting Person, S.S. or I.R.S. Identification No. of
                        Above Person

                                          HM GP Partners IV Cayman, L.P.
----------------------------------------------------------------------------------------------------------------------
           2            Check the appropriate box if a member of a group                                       (a) [ ]
                                                                                                               (b) [ ]
----------------------------------------------------------------------------------------------------------------------
           3            SEC Use Only

----------------------------------------------------------------------------------------------------------------------
           4            Source of Funds
                                                        WC
----------------------------------------------------------------------------------------------------------------------
           5            Check Box if Disclosure of Legal Proceedings is Required                                   [ ]
                        Pursuant to Items 2(d) or 2(e)
----------------------------------------------------------------------------------------------------------------------
           6            Citizenship or Place of Organization
                                                  Cayman Islands
----------------------------------------------------------------------------------------------------------------------
Number of Shares        7     Sole Voting Power
                                                         0
                        ----------------------------------------------------------------------------------------------
Beneficially            8     Shared Voting Power
Owned                                                8,533,500
                        ----------------------------------------------------------------------------------------------
by Each Reporting       9     Sole Dispositive Power
                                                         0
                        ----------------------------------------------------------------------------------------------
Person With             10    Shared Dispositive Power
                                                     8,533,500
----------------------------------------------------------------------------------------------------------------------
          11            Aggregate Amount Beneficially Owned by Each Reporting
                        Person
                                                     8,533,500
----------------------------------------------------------------------------------------------------------------------
          12            Check Box if the Aggregate Amount in Row (11) Excludes                                     [ ]
                        Certain Shares
----------------------------------------------------------------------------------------------------------------------
          13            Percent of Class Represented by Amount in Row (11)
                                                       19.4%
----------------------------------------------------------------------------------------------------------------------
          14            Type of Reporting Person
                                                        PN
----------------------------------------------------------------------------------------------------------------------

CUSIP NO. G90751101                Schedule 13D/A                   Page 5 of 9



----------------------------------------------------------------------------------------------------------------------
           1            Name of Reporting Person, S.S. or I.R.S. Identification No. of
                        Above Person

                                              HM Fund IV Cayman, LLC
----------------------------------------------------------------------------------------------------------------------
           2            Check the appropriate box if a member of a group                                       (a) [ ]
                                                                                                               (b) [ ]
----------------------------------------------------------------------------------------------------------------------
           3            SEC Use Only

----------------------------------------------------------------------------------------------------------------------
           4            Source of Funds
                                                        WC
----------------------------------------------------------------------------------------------------------------------
           5            Check Box if Disclosure of Legal Proceedings is Required                                   [ ]
                        Pursuant to Items 2(d) or 2(e)
----------------------------------------------------------------------------------------------------------------------
           6            Citizenship or Place of Organization
                                                  Cayman Islands
----------------------------------------------------------------------------------------------------------------------
Number of Shares        7     Sole Voting Power
                                                         0
                        ----------------------------------------------------------------------------------------------
Beneficially            8     Shared Voting Power
Owned                                                8,533,500
                        ----------------------------------------------------------------------------------------------
by Each Reporting       9     Sole Dispositive Power
                                                         0
                        ----------------------------------------------------------------------------------------------
Person With             10    Shared Dispositive Power
                                                     8,533,500
----------------------------------------------------------------------------------------------------------------------
          11            Aggregate Amount Beneficially Owned by Each Reporting
                        Person
                                                     8,533,500
----------------------------------------------------------------------------------------------------------------------
          12            Check Box if the Aggregate Amount in Row (11) Excludes                                     [ ]
                        Certain Shares
----------------------------------------------------------------------------------------------------------------------
          13            Percent of Class Represented by Amount in Row (11)
                                                       19.4%
----------------------------------------------------------------------------------------------------------------------
          14            Type of Reporting Person
                                   OO (Cayman Islands limited liability company)
----------------------------------------------------------------------------------------------------------------------

CUSIP NO. G90751101               Schedule 13D/A                    Page 6 of 9


----------------------------------------------------------------------------------------------------------------------
           1            Name of Reporting Person, S.S. or I.R.S. Identification No. of
                        Above Person

                                                  Thomas O. Hicks
----------------------------------------------------------------------------------------------------------------------
           2            Check the appropriate box if a member of a group                                       (a) [ ]
                                                                                                               (b) [ ]
----------------------------------------------------------------------------------------------------------------------
           3            SEC Use Only

----------------------------------------------------------------------------------------------------------------------
           4            Source of Funds
                                                        PF
----------------------------------------------------------------------------------------------------------------------
           5            Check Box if Disclosure of Legal Proceedings is Required                                   [ ]
                        Pursuant to Items 2(d) or 2(e)
----------------------------------------------------------------------------------------------------------------------
           6            Citizenship or Place of Organization
                                                  State of Texas
----------------------------------------------------------------------------------------------------------------------
Number of Shares        7     Sole Voting Power
                                                         0
                        ----------------------------------------------------------------------------------------------
Beneficially            8     Shared Voting Power
Owned                                                8,533,500
                        ----------------------------------------------------------------------------------------------
by Each Reporting       9     Sole Dispositive Power
                                                         0
                        ----------------------------------------------------------------------------------------------
Person With             10    Shared Dispositive Power
                                                     8,533,500
----------------------------------------------------------------------------------------------------------------------
          11            Aggregate Amount Beneficially Owned by Each Reporting
                        Person
                                                     8,533,500
----------------------------------------------------------------------------------------------------------------------
          12            Check Box if the Aggregate Amount in Row (11) Excludes                                     [ ]
                        Certain Shares
----------------------------------------------------------------------------------------------------------------------
          13            Percent of Class Represented by Amount in Row (11)
                                                       19.4%
----------------------------------------------------------------------------------------------------------------------
          14            Type of Reporting Person
                                                        IN
----------------------------------------------------------------------------------------------------------------------

                                  Schedule 13D/A                    Page 7 of 9

         This Amendment No. 2 to Schedule 13D is being filed by HM4 Triton, L.P. ("Purchaser"), HM4/GP Partners Cayman, L.P., HM GP Partners IV Cayman, L.P., HM Fund IV Cayman, LLC, and Thomas O. Hicks (collectively, the "Reporting Persons"), to amend items 8, 10, 11 and 13 of the cover page for each of the Reporting Persons and Item 1, Item 3, Item 5(a) and (b) and Item 5(c) of the original Schedule 13D dated October 12, 1998, as amended by Amendment No. 1 (the "Original Schedule 13D"), to reflect the purchase by Purchaser of an additional 443,000 Ordinary Shares of Triton Energy Limited, as reported in Item 5(c). The cover page for each of the Reporting Persons and the full text of Item 1, as amended hereby, are restated in their entirety in this Amendment No. 2. Items 2, 4, 5(d), 5(e) and 6 of the Original Schedule 13D remain unchanged.

         Unless otherwise indicated, capitalized terms used but not defined herein which are defined in the Original Schedule 13D shall have the meanings assigned to such terms in the Original Schedule 13D.

ITEM 1.           SECURITY AND ISSUER

         The class of equity securities to which this statement on Schedule 13D relates is the Ordinary Shares, par value $0.01 per share ("Ordinary Shares"), of Triton Energy Limited, a Cayman Islands company (the "Company"). The Reporting Persons beneficially own such equity securities as a result of HM4 Triton, L.P.'s, record ownership of 1,243,500 Ordinary Shares and 1,822,500 8% Convertible Preference Shares, par value $0.01 per share, of the Company ("Preference Shares"). Each Preference Share currently is convertible at any time at the option of the holder, prior to redemption by the Company, into four Ordinary Shares, subject to customary antidilution protections. The Preference Shares first become redeemable by the Company, at its option in whole but not in part, on September 30, 2001, provided the Ordinary Shares have traded at certain specified levels prior to redemption.

         The address of the Company's principal executive offices is Caledonian House, Mary Street, P. O. Box 1043, George Town, Grand Cayman, Cayman Islands.

ITEM 3.           SOURCES AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

         Item 3 is hereby amended and supplemented by adding the following paragraph at the end of Item 3:

         The Purchaser utilized $4,023,487 of its working capital to purchase an aggregate of 443,000 additional Ordinary Shares in open market purchases on October 15, 19, 20, 21, and 23. See Item 5(c) below. The Purchaser also utilized its working capital to repay in full amounts borrowed to fund prior open market purchases. The Purchaser's working capital utilized for these purposes was provided by capital contributions to the Purchaser from HM4/GP and the limited partners of the Purchaser. HM4/GP obtained the funds contributed to Purchaser by capital contributions from HM GP and the limited partners of HM4/GP; HM GP obtained the funds contributed to HM4/GP by capital contributions from General Partner and the limited partners of General Partner; General Partner obtained the funds contributed to HM GP by capital contributions from Hicks; and Hicks obtained the funds contributed to General Partner from personal funds.

                                  Schedule 13D/A                    Page 8 of 9

ITEM 5.           INTEREST IN SECURITIES OF THE ISSUER

         (a) and (b)

         Item 5(a) and (b) is hereby amended by deleting the first paragraph thereof and substituting therefor the following paragraph:

         The Purchaser is the record and beneficial owner of 1,243,500 Ordinary Shares, which represent approximately 2.8% of the Company's outstanding Ordinary Shares (giving effect to the conversion of Preference Shares held by Purchaser at the current conversion rate). The Purchaser also is the record owner of 1,822,500 Preference Shares, or 100% of the issued and outstanding Preference Shares. The 1,822,500 Preference Shares currently are convertible into an aggregate of 7,290,000 Ordinary Shares, which Ordinary Shares are beneficially owned by Purchaser and represent approximately 16.6% of the Company's Ordinary Shares outstanding (giving effect to the conversion of the Preference Shares held by Purchaser at the current conversion rate). The 8,533,500 Ordinary Shares beneficially owned by the Purchaser as described above represent approximately 19.4% of the Company's Ordinary Shares outstanding, giving effect to the conversion of Preference Shares held by Purchaser.

         (c)

         Item 5(c) is hereby amended and supplemented by adding the following paragraph at the end of Item 5(c).

         Purchaser acquired a total of 443,000 additional Ordinary Shares in open market purchases as follows:

NUMBER OF SHARES            DATE ACQUIRED                PRICE PER SHARE                   MANNER
----------------            -------------                ---------------                   ------
      90,200               October 15, 1998                    $9.00                open market purchase
       9,400               October 19, 1998                    $9.00                open market purchase
      67,000               October 20, 1998                    $9.00                open market purchase
       2,000               October 21, 1998                    $8.875               open market purchase
      40,000               October 21, 1998                    $8.9375              open market purchase
     135,000               October 21, 1998                    $8.9375              open market purchase
       5,000               October 21, 1998                    $9.00                open market purchase
      91,000               October 23, 1998                    $9.5                 open market purchase
       3,000               October 23, 1998                    $9.625               open market purchase
         400               October 23, 1998                    $9.75                open market purchase

                                 Schedule 13D/A                      Page 9 of 9
                               (Amendment No. 2)


                                   SIGNATURES

         After due inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.


Dated November 12, 1998                 HM4 TRITON, L.P.



                                        By: /s/ MICHAEL D. SALIM
                                            -----------------------------------
                                            Michael D. Salim
                                            Attorney-in-Fact


Dated November 12, 1998                 THOMAS O. HICKS


                                        /s/  MICHAEL D. SALIM
                                        ---------------------------------------
                                        By:  Michael D. Salim, Attorney-in-Fact


Dated November 12, 1998                 HM4/GP PARTNERS CAYMAN, L.P.


                                        /s/  MICHAEL D. SALIM
                                        ---------------------------------------
                                        By:  Michael D. Salim, Attorney-in-Fact


Dated November 12, 1998                 HM GP PARTNERS IV CAYMAN, L.P.


                                        /s/  MICHAEL D. SALIM
                                        ---------------------------------------
                                        By:  Michael D. Salim, Attorney-in-Fact


Dated November 12, 1998                 HM FUND IV CAYMAN, LLC


                                        /s/  MICHAEL D. SALIM
                                        ---------------------------------------
                                        By:  Michael D. Salim, Attorney-in-Fact